Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings Per Share
(In thousands, except per share amounts)

	Years Ended December 31,
	2016	2015	2014
Basic
Earnings:
Net income attributable to common shareholders	$ 13,780	$ 6,460	$ 7,180

Shares:
Average common shares outstanding	6,570	7,817	7,917

Basic earnings per common share	$ 2.10	$ 0.83	$ 0.91

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$ 13,780	$ 6,460	$ 7,180

Shares:
Average common shares outstanding	6,570	7,817	7,917
Potentially dilutive common shares outstanding	144	170	224
Diluted average common shares outstanding	6,714	7,987	8,141

Diluted earnings per common share	$ 2.05	$ 0.81	$ 0.88

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Option/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.